07026892

RECEIVED

2007 SEP 25 A 9:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI
touching lives

Date : August 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Board Meeting Decisions

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

The Board of Directors of Apollo Hospitals Enterprise Limited ("AHEL") has at its meeting held on Friday, August 31, 2007, recommended the following :-

i. issue of up to 1,549,157 (3% of existing capital of the company) warrants convertible into equity shares to the promoters/promoter group at a price not less than the price calculated in accordance with SEBI (Disclosure and Investor Protection) Guidelines for preferential issue.

ii. issue of up to 7,047,119 equity shares of Rs. 10/- each on a preferential basis to funds advised by Apax Partners ("Apax") at a price of Rs.605.07 per equity share. Apax will invest up to Rs.4264 million (approx.US$104 million) in AHEL.

The investment is in accordance with Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 and is subject to shareholder approvals, necessary regulatory approvals and final closing conditions.

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Dlw 9/25

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

The Extraordinary General Meeting of the Company is to be convened on 5th October 2007 for obtaining members approval for the above said issues.

The Company plans to use the funds raised through preferential allotment for meeting its future growth plans of setting up new hospitals and expanding other healthcare facilities.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Date: September 4, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Extraordinary General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

This is further to our letter dated 31st August 2007, please be informed that the Extraordinary General Meeting of the Company is scheduled to be held on Saturday, 6th October 2007 instead of 5th October 2007 to obtain members approval for the proposals mentioned in the letter dated 31st August 2007.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Apollo Hospitals
CHENNAI
touching lives

Date : August 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Limited Review Report on first quarter results – June 2007.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Dear Sir,

Further to our letter dated 23rd July 2007, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter ended 30th June 2007 for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

MESSRS. **S. VISWANATHAN**
CHARTERED ACCOUNTANTS
17, BISHOP WALLERS AVENUE (WEST)
MYLAPORE, CHENNAI - 600 004

Branches : 27/34, 2nd Floor, Nandidurg Road, Jayamahal Extn.,
Bangalore - 560 046. Tel.: 91-80-3530535

3, Artsan Towers II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, Coimbatore - 641 045. Tel.: 91-422-2319071

Tel. : 24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the period ended 30th June 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

Place: Chennai
Date : 31.08.2007

For **M/s.S.Viswanathan**
Chartered Accountants

31/08/07
V C Krishnan
Partner
Membership No:22167

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 30th June 2007

(Rs.in Millions)

Sno	Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1	Income from Services	2,498	2,041	8,910
2	Other Income	97	11	85
	Total Income	**2,595**	**2,052**	**8,995**
3	Total Expenditure			
	(a) Increase/Decrease in Stock in trade	-	-	-
	(b) Material consumption	1,268	1,033	4,551
	(c) Staff Cost	355	290	1,278
	(d) Other expenditure	99	92	365
	(e) General Administrative Expenses	299	262	1,202
	(f) Selling and Distribution Expenses	39	12	96
4	Interest	35	29	164
5	Depreciation	82	74	308
6	**Profit (+)/Loss(-) before Extraordinary Item and tax (1+2+3-4-5)**	**418**	**260**	**1,031**
7	**Extraordinary Item (Profit on sale of Investment)**	-	-	**325**
8	**Profit (+)/Loss(-) before tax (6+7)**	**418**	**260**	**1,356**
9	Provision for Taxation			
	Current	105	75	288
	Previous	-	-	33
	Deferred	9	10	20
	Fringe Benefit tax	3	2	14
10	**Net Profit (+) / Loss (-) (7-8)**	**301**	**173**	**1,001**
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516
12	Reserves excluding Revaluation Reserves (Year End)			7,017
13	EPS for the period for the year to date and for previous year			
	Before Extraordinary Item			
	Basic	*5.82	*3.42	13.26
	Diluted	*5.65	*3.35	13.04
	After Extraordinary Item			
	Basic	*5.82	*3.42	19.53
	Diluted	*5.65	*3.35	19.32
14	Aggregate of Non Promoters shareholding (##)			
	(a) Number of Shares	29,976,742	29,864,294	29,942,892
	(b) Percentage of Shareholding	58.05	59.02	57.99
	* Not Annualised			

Total Public Shareholding as defined under clause 40Aof the listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Place : Chennai

Date :

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2007 (Rs. in Millions)

Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1.Segment Revenue (Net Sales / Income from each segment)			
a) Healthcare services	2,105	2,041	7,598
b) Retail Pharmacy	393	-	1,313
c) Others	97	11	85
SUB - TOTAL	2,595	2,052	8,996
Less : Intersegmental Revenue	0	-	1
Net Sales / Income from Operations	**2,595**	**2,052**	**8,995**
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	355	278	1,131
b) Retail Pharmacy	1	-	(11)
c) Others	97	11	75
d)Extraordinary Item (Profit on sale of Investment)		-	325
SUB - TOTAL	453	289	1,520
Less : (i)Interest (Net)	35	29	164
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	**418**	**260**	**1,356**
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	7,919	7,078	7,065
b) Retail Pharmacy	502	-	382
c) Others	269	963	1,520
TOTAL	8,690	8,041	8,967

Notes :

1 . The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 23rd July 2007

2 . Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th June 2007.

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st March 2007	Received during the quarter	Disposed off during the quarter	Lying unresolved as on 30th June 2007
Nil	56	56	Nil

3 . Previous year figures have been regrouped wherever necessary

M/s. S. VISWANATHAN CHARTERED ACCOUNTANTS CHENNAI 600 004

Apollo Hospitals
CHENNAI
touching lives

Date: September 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Extraordinary General Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Saturday, 6th October 2007, which is being circulated to the shareholders.

This is for your information and records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2007 SEP 25 A 9:23

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
General Office : Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Saturday, the 6th day of October 2007 at 11.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai – 600 006 to transact the following business:

SPECIAL BUSINESS:

Item No. 1:

Preferential Allotment of warrants convertible into equity shares to promoter

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"**RESOLVED THAT** pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the Articles of Association of the Company, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and subject to any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction and agreed to by the Board of Directors of the Company **(hereinafter referred to as the Board)** consent of the Company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,549,157 Warrants (hereinafter referred to as "**Warrants**") on a preferential basis to Dr. Prathap C Reddy, one of the promoters of the Company with each Warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 497.69 which includes a premium of Rs. 487.69 per share, which price is not less than the price calculated in accordance with Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as "SEBI (DIP) Guidelines") for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company ("**Board**" shall be deemed to include any duly authorized committee thereof) at the time of issue or allotment."

"**RESOLVED FURTHER THAT** the 'relevant date' in relation to the issue of Warrants in accordance with the SEBI (DIP) Guidelines, would be 6th September 2007, being the date 30 days prior to the date of passing of this resolution."

"**RESOLVED FUTHER THAT** the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the Warrant holder) at any time within a period of 18 months from the date of allotment of Warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs. 497.69 which includes a premium of Rs.487.69 per share, which price is not less than the price calculated in accordance with SEBI (DIP) Guidelines for preferential allotment of shares.
3. The Warrant holder shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per Warrant.
4. The Warrant holder shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.
5. The amount referred to in (3) above shall be non interest bearing and forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of Warrants.
6. The number of Warrants and the price per Warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI (DIP) Guidelines for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.
7. The lock-in of shares acquired by exercise of Warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"**RESOLVED FURTHER THAT** for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant

bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares issued pursuant to conversion of the Warrants in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorized to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of the Warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity shares of the Company."

"**RESOLVED FURTHER THAT** the Board be and is hereby authorized to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 2:

Preferential Allotment of Equity shares to Investor.

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**:

"**RESOLVED THAT** pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the Articles of Association of the company, relevant guidelines of the Securities and Exchange Board of India (SEBI), listing agreement entered into with the Stock Exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, and subject to any conditions and modifications as may be prescribed by them while granting any such approval, consent, permission or sanction and agreed to by the Board, consent of the Company be and is hereby accorded to the Board to create, offer, issue and allot up to 7,047,119 equity shares of the company of nominal value of Rs.10/- each (hereinafter referred to as "**Shares**") at a price of Rs. 605.07 per Share which includes a premium of Rs. 595.07 per Share, which price is not less than the price calculated in accordance with the SEBI (DIP) Guidelines, on a preferential basis to any or all of the following entities, (i) Apax Mauritius (FVCI) Ltd., a company incorporated under the laws of Mauritius having its registered office at 10 Frere Felix de Valois Street, Port Louis, Mauritius; and (ii) Apax Mauritius FDI One Ltd., a company incorporated under the laws of Mauritius having its registered office at 10 Frere Felix de Valois Street, Port Louis, (hereinafter referred to as "the **Proposed Investor**" / "the **Proposed Allottee**"), and on such terms and conditions as may be decided and deemed appropriate by the Board at the time of issue or allotment."

"**FURTHER RESOLVED THAT** the Relevant Date in relation to the Shares for the purpose of determining the issue price under the SEBI (DIP) Guidelines relating to the preferential issue shall be 6th September 2007."

"**FURTHER RESOLVED THAT** the Shares shall rank *pari passu* in all respects with the existing equity shares of the Company and shall be locked in for a period of one year from the date of allotment pursuant to the SEBI (DIP) Guidelines."

"**FURTHER RESOLVED THAT** for the purpose of giving effect to the above resolutions, the Board be and is hereby authorized on behalf of the Company to do all such acts, deeds, matters and things as it may, in its discretion deem necessary or desirable for such purpose, and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue(s), offer(s) allotment(s) or otherwise and utilization of the issue proceeds and / or otherwise to alter or modify the terms of the issue, if any, as it may in its absolute discretion, deem fit and proper, including and without limitation execute all such deeds, documents, agreements and writings as may be necessary for the purpose of giving effect to the aforesaid resolution, negotiate terms, appoint the advisor / managers, consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, pay any fees, commissions, remuneration, incur expenses and take such further steps as required for the allotment and listing of the securities to be issued and to make such modifications in the foregoing as may be considered desirable by the Board in the best interest of the Company and its shareholders without being required to seek further consents or approval of the Company to the end and intent that the Company shall be deemed to have given its approval thereto expressly to the authority of the resolution".

"**FURTHER RESOLVED THAT** the Board shall also seek listing of the Shares at all such stock exchanges where the equity shares of the Company are already listed".

"**FURTHER RESOLVED THAT** the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any committee of directors or any director or officer or officers of the company to give effect to the aforesaid resolution".

Place : Chennai
Date : 31st August 2007

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

NOTES:

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("**The Act**") in regard to the Special Business set out in Item Number 1 & 2 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on their behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, III Floor, No. 55 Greams Road, Chennai – 600 006 not less than 48 (Forty Eighty Hours) before the commencement of Meeting.
3. Members are requested to notify any correction / change in their name / address including pin code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other important correspondence sent by the Company.
4. Members are requested to mention their folio number / Client ID Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 31st August 2007.

For Item No. 1 & 2 of the Notice:

a. **Objects of the Issue:**

The proceeds of the issues above are intended to be utilized for :-

(i) funding future growth plans for setting up new hospitals and other healthcare related assets.
(ii) funding addition of new facilities at the existing hospitals.
(iii) meeting long term working capital / general corporate requirements.

b. **Intention of Promoters/Directors/Key Management Persons to subscribe to the Offer :**

Item No. 1

Dr. Prathap C Reddy, one of the promoters of the Company, intends to subscribe upto 1,549,157 Warrants proposed to be issued.

Item No. 2

None of the Promoters/ Directors / Key Management Persons intends to subscribe to the offer being proposed for the Members approval.

c. **Identity of the proposed allottee:**

Item No. 1

The Warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, one of the promoters of the company who will consequently be holding 2,754,650 equity shares constituting 4.46% of the post issue capital upon conversion of the same, assuming that entire 1,549,157 Warrants proposed to be issued would be converted into equity shares.

Item No. 2

The Proposed Allottee in the preferential issue, is (i) Apax Mauritius (FVCI) Ltd., a Company incorporated under the laws of Mauritius and/or (ii) Apax Mauritius FDI One Ltd, a Company incorporated under the laws of Mauritius.

Relevant details of such allotment are furnished in the following table.

Issue price (Rs./ Security)	Name of proposed allottee	Class of allottee	Type of security	No. of securities	Face value (Rs./ Security)	% of Shareholding
605.07 per equity share	i) Apax Mauritius (FVCI) Ltd. and/or ii) Apax Mauritius FDI One Ltd.	Foreign Corporate Body incorporated under the laws of Mauritius	Equity	7,047,119 equity shares of Rs.10/- each	Rs. 10/- per equity share	11.41% of enhanced share capital on a fully diluted basis

(d) **Shareholding Pattern :**

Item No. 1 & 2

(i) Pre Issue :

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	32	8,498,398	6,792,125	18.43	16.46
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	4	7,620,433	7,604,833	16.53	14.75
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**36**	**16,118,831**	**14,396,958**	**34.96**	**31.21**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	**-**	**-**	**-**	**-**	**-**
	Total shareholding of Promoter and Promoter Group (A) = (A) (1) + (A)(2)	**36**	**16,118,831**	**14,396,958**	**34.96**	**31.21**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	4	127,221	126,221	0.28	0.25
b.	Financial Institutions / Banks	12	117,318	115,370	0.25	0.23
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.35	0.31
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	272,630	272,630	0.59	0.53
f.	Foreign Institutional Investors	63	23,068,727	23,053,295	50.04	44.67
g.	Foreign Venture Capital Investors	-	-	-	-	-
h.	Any Other (specify)	-	-	-	-	-
	Sub-Total (B) (1)	**83**	**23,747,750**	**23,729,370**	**51.51**	**45.99**
(2)	**Non-Institutions**					
a.	Bodies Corporate	581	539,421	459,589	1.17	1.04
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	27,374	5,375,437	2,586,087	11.66	10.41
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	16	323,834	172,509	0.70	0.63
	Sub-Total (B)(2)	**27,971**	**6,238,692**	**3,218,185**	**13.53**	**12.08**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**28,054**	**29,986,442**	**26,947,555**	**65.04**	**58.07**
	TOTAL (A)+(B)	**28,090**	**46,105,273**	**41,344,513**	**100**	**89.28**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,533,310**	**5,533,310**	**-**	**10.72**
	GRAND TOTAL (A)+(B)+(C)	**28,091**	**51,638,583**	**46,877,823**	**-**	**100**

(ii) Post Issue :

Category Code	Category of Shareholder	Number of Shareholders	Total number of Shares	Number of Shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
a.	Individuals / Hindu Undivided Family	32	11,597,555	6,792,125	20.62	18.77
b.	Central Govt. / State Govt.(s)	-	-	-	-	-
c.	Bodies Corporate	4	7,620,433	7,604,833	13.54	12.33
d.	Financial Institutions / Banks	-	-	-	-	-
e.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (1)	**36**	**19,217,988**	**14,396,958**	**34.16**	**31.10**
(2)	**Foreign**					
a.	Individuals (Non-Residents Individuals/Foreign Individuals)	-	-	-	-	-
b.	Bodies Corporate	-	-	-	-	-
c.	Institutions	-	-	-	-	-
d.	Any Others (Specify)	-	-	-	-	-
	Sub Total (A) (2)	-	-	-	-	-
	Total Shareholding of Promoter and Promoter Group (A)=(A) (1) + (A)(2)	**36**	**19,217,988**	**14,396,958**	**34.16**	**31.10**
(B)	**Public Shareholding**					
(1)	**Institutions**					
a.	Mutual Funds / UTI	4	127,221	126,221	0.23	0.21
b.	Financial Institutions / Banks	12	117,318	115,370	0.21	0.19
c.	Central Govt. / State Govt.(s)	1	161,854	161,854	0.29	0.26
d.	Venture capital Funds	-	-	-	-	-
e.	Insurance Companies	3	272,630	272,630	0.48	0.44
f.	Foreign Institutional Investors	63	23,068,727	23,053,295	41.01	37.33
g.	Foreign Venture Capital Investors	-	-	-	-	-
	Proposed Allottee					
	i) Apax Mauritius (FVCI) Ltd. and/or ii) Apax Mauritius FDI One Ltd.	1	**7,047,119**	-	**12.53**	**11.41**
	Sub-Total (B) (1)	**84**	**30,794,869**	**23,729,370**	**54.75**	**49.84**
(2)	**Non-Institutions**					
a.	Bodies Corporate	581	539,421	459,589	0.96	0.87
b.	Individuals					
i.	Individual shareholders holding nominal share capital up to Rs. 1 Lakh	27,374	5,375,437	2,586,087	9.56	8.70
ii.	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	16	323,834	172,509	0.57	0.52
	Sub-Total (B)(2)	**27,971**	**6,238,692**	**3,218,185**	**11.09**	**10.10**
	Total Public Shareholding (B)=(B)(1)+(B)(2)	**28,055**	**37,033,561**	**26,947,555**	**65.84**	**59.94**
	TOTAL (A)+(B)	**28,091**	**56,251,549**	**41,344,513**	**100**	**91.04**
(C)	**Global Depository Receipts (GDRs)**	**1**	**5,533,310**	**5,533,310**		**8.96**
	GRAND TOTAL (A)+(B)+(C)	**28,092**	**61,784,859**	**46,877,823**		**100**

Note:-

(i) The above pre-issue shareholding pattern has been prepared on the basis of shareholdings as on 31st August 2007.

(ii) The post-issue shareholding pattern has been arrived on the assumption that :-

a. entire 1,550,000 warrants allotted to Ms. Sangita Reddy, one of the promoters of the company on 23rd February 2007 be converted to equity shares.

b. entire 1,549,157 warrants proposed to be issued to Dr.Prathap C Reddy, one of the promoters of the company, would be converted into equity shares.

e. Board Composition :

For Item No. 2 only

The Proposed Investor shall have one nominee director on the Board. The Board shall be re-constituted accordingly.

f. Changes in Control :

Item No. 1 & 2

The existing promoters of the Company will continue to be in control of the Company and there will not be any change in the management / control of the Company.

g. Proposed time within which the allotment shall be completed:

Item No. 1 & 2

The Company will complete the allotment within 15 days from the date of passing of the resolution by the shareholders, or the date on which the Company obtains all applicable Government approvals for consummating transaction contemplated herein, whichever is later. The shares will be issued in electronic (dematerialized mode) and actual credit to demat account of Proposed Allottee shall be made within 15 days from the date of listing by Bombay Stock Exchange Limited and National Stock Exchange of India Limited, Mumbai.

h. Auditors' Certificate:

Item No. 1 & 2

M/s. S. Viswanathan, Chartered Accountants, Chennai Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI (DIP) Guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

The provisions of the Act contemplate consent of the members by way of special resolution in General Meeting for further issue of shares to persons other than existing shareholders.

The above resolutions are in the interests of the Company and therefore, recommended by the Board for approval by the shareholders. The Board has already approved the issue and allotment of Shares and/or Warrants of the Company on a preferential basis.

Memorandum of Interest

Item No. 1

Dr. Prathap C Reddy, Director of the Company may be deemed interested in this resolution. Ms. Preetha Reddy, Ms. Suneeta Reddy and Ms. Sangita Reddy, Directors of the Company may be deemed interested in this resolution as they are related to Dr. Prathap C Reddy.

Item No. 2

None of the Directors of the Company is concerned or interested in this resolution.

Place : Chennai
Date : 31st August 2007

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Attendance Slip

Folio No./DPID No./Client ID No. :

Name of the Shareholder(s) :

No. of Shares :

I/We hereby record my/our presence at the EXTRAORDINARY GENERAL MEETING of the Company on Saturday, 6th October 2007, at 11.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006.

Signature of the Attending Member/Proxy :

Notes :

1. Shareholders/Proxyholders who wish to attend the meeting are requested to bring this Attendance Slip to the meeting and hand it over at the entrance duly signed.
2. Shareholders/Proxyholders should bring their copy of the notice for the meeting.
3. Shareholders desiring to appoint proxies to attend the meeting are requested to send the attached proxy form, duly completed and signed, to reach the Secretarial Department, Ali Towers, 3rd Floor, No. 55 Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.

Apollo Hospitals
CHENNAI
touching lives

Apollo Hospitals Enterprise Limited

Secretarial Dept : Ali Towers, 3rd Floor, 55, Greams Road, Chennai - 600 006.
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai- 600 028.

EXTRAORDINARY GENERAL MEETING

Proxy Form

I / We ....of..

being a Member / Members of APOLLO HOSPITALS ENTERPRISE LIMITED hereby appoint

....of..

or failing him..of..

as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, 6th October 2007, at 11.00 a.m. at Rani Seethai Hall, No. 603, Anna Salai, Chennai - 600 006 and any adjournment thereof.

Signed this.................. Day of .... 2007.

Affix
1/- Rupee
Revenue
Stamp

Folio No./DPID No./Client ID No. :

No. of Shares :

Signature :

END

Note : The Proxy must be deposited at the Secretarial Department, Ali Towers, 3rd Floor, No. 55, Greams Road, Chennai - 600 006, not less than 48 hours before the commencement of the meeting.